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SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Triangle Pharmaceuticals, Inc. (Name of Issuer)
Common Stock, $0.001 par value per share (Title of Class of Securities)
89589H104 (CUSIP Number)
Gilead Sciences, Inc. 333 Lakeside Drive Foster City, California 94404 (Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)
December 3, 2002 (Date of Event which Requires Filing of this Statement)

        If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), (f) or (g), check the following box    ☐.

        Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-7(b) for other parties to whom copies are to be sent.

        The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the "Exchange Act") or otherwise subject to the liabilities of that section of the Exchange Act but shall be subject to all other provisions of the Exchange Act.

CUSIP No. 89589H104	Page 2 of 11 Pages

1	NAME OF REPORTING PERSON Gilead Sciences, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON 94-3047598

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION Stae of Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 30,906,949(1)
PERSON
		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 31,574,469(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,579,469(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.06%

14	TYPE OF REPORTING PERSON CO

          (1)    Does not include options to purchase an aggregate of 8,000 shares of Triangle common stock, which options are exercisable within 60 days of December 3, 2002, held by the persons who have entered into Stockholder Agreements with the reporting persons as described herein.

          (2)    Does not include options to purchase an aggregate of 284,167 shares of Triangle common stock, which options are exercisable within 60 days of December 3, 2002, held by the persons who have entered into Stockholder Agreements with the reporting persons as described herein.

        Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Gilead Sciences, Inc. that it is the beneficial owner of any of the common stock of Triangle Pharmaceuticals, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly denied.

CUSIP No. 89589H104	Page 3 of 11 Pages

1	NAME OF REPORTING PERSON Simbolo Acquisition Sub, Inc. S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP			(a) ☐
(b) ☐

3	SEC USE ONLY

4	SOURCE OF FUNDS N/A

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)
☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION State of Delaware

NUMBER OF SHARES		7	SOLE VOTING POWER -0-
BENEFICIALLY
OWNED BY EACH REPORTING		8	SHARED VOTING POWER 30,906,949(1)
PERSON
		9	SOLE DISPOSITIVE POWER -0-

		10	SHARED DISPOSITIVE POWER 31,574,469(2)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 31,574,469(2)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES
☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 41.06%

14	TYPE OF REPORTING PERSON CO

          (1)    Does not include options to purchase an aggregate of 8,000 shares of Triangle common stock, which options are exercisable within 60 days of December 3, 2002, held by the persons who have entered into Stockholder Agreements with the reporting persons as described herein.

          (2)    Does not include options to purchase an aggregate of 284,167 shares of Triangle common stock, which options are exercisable within 60 days of December 3, 2002, held by the persons who have entered into Stockholder Agreements with the reporting persons as described herein.

        Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by Simbolo Acquisition Sub, Inc. that it is the beneficial owner of any of the common stock of Triangle Pharmaceuticals, Inc. referred to herein for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended, or for any other purpose, and such beneficial ownership is expressly denied.

CUSIP No. 89589H104	Page 4 of 11 Pages

ITEM 1. SECURITY AND ISSUER

This statement on Schedule 13D is being filed by Gilead Sciences, Inc., a Delaware corporation ("Gilead"), and Simbolo Acquisition Sub, a Delaware corporation and wholly-owned subsidiary of Gilead ("Acquisition Sub") and relates to the acquisition by Gilead, through Acquisition Sub, of all of the outstanding common stock of Triangle Pharmaceuticals, Inc., a Delaware corporation ("Triangle"), in a two-step transaction comprised of a cash tender offer for all of the issued and outstanding shares of Triangle common stock (the "Offer"), followed by a merger of Acquisition Sub with and into Triangle (the "Merger" and together with the Offer, the "Acquisition"), pursuant to the Agreement and Plan of Merger among Gilead, Acquisition Sub and Triangle, dated as of December 3, 2002 (the "Merger Agreement").

ITEM 2. IDENTITY AND BACKGROUND

  (a)    The names of the persons filing this statement are Gilead Sciences, Inc., a Delaware corporation, and Simbolo Acquisition Sub, Inc., a Delaware corporation and wholly-owned subsidiary of Gilead. Gilead is a biopharmaceutical company dedicated to the discovery, development and commercialization of treatments for human diseases. Acquisition Sub was formed for purposes of facilitating the Acquisition.

  (b)    The business address of each of Gilead and Acquisition Sub is 333 Lakeside Drive, Foster City, California 94404.

  (c)    Set forth in Schedule I-A to this Schedule 13D is the name and present principal occupation or employment of each of Gilead's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted. Set forth in Schedule I-B to this Schedule 13D is the name and present principal occupation or employment of each of Acquisition Sub's executive officers and directors and the name, principal business and address of any corporation or other organization in which such employment is conducted.

  (d)    During the past five years, neither Gilead nor Acquisition Sub, nor to the knowledge of Gilead or Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  (e)    During the past five years, neither Gilead nor Acquisition Sub, nor to the knowledge of Gilead or Acquisition Sub any person named in Schedule I-A or Schedule I-B to this Schedule 13D, was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

  (f)    All of the directors and executive officers of Gilead named in Schedule I-A to this Schedule 13D are citizens of the United States, except Norbert W. Bischofsberger, who is a citizen of Austria, and Etienne F. Davignon, who is a citizen of Belgium. All of the directors and executive officers of Acquisition Sub named in Schedule I-B to this Schedule 13D are citizens of the United States

CUSIP No. 89589H104	Page 5 of 11 Pages

ITEM 3. SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

In order to induce Gilead to enter into the Merger Agreement and to facilitate the consummation of the Acquisition, certain stockholders of Triangle have entered into Stockholder Agreements with Gilead and Acquisition Sub as described in Item 4 and Item 5 of this Schedule 13D.

ITEM 4. PURPOSE OF TRANSACTION

  (a) - (b)    The Merger Agreement provides for the acquisition by Gilead, through Acquisition Sub, of all of the outstanding common stock of Triangle in a two-step transaction comprised of a cash tender offer for all of the issued and outstanding shares of Triangle common stock, followed by a merger of Acquisition Sub with and into Triangle. The obligation of Acquisition Sub to accept for payment and pay for shares of Triangle common stock validly tendered in the Offer (and not withdrawn) is subject to a number of conditions set forth in the Merger Agreement, including the valid tender of at least a majority of the adjusted outstanding shares of Triangle common stock (which at the election of Gilead may include certain shares issuable upon the exercise of Triangle stock options), andthe expiration or early termination of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

  The Merger Agreement further provides that following the successful completion of the Offer (and if necessary the adoption of the Merger Agreement by the holders of a majority of Triangle's outstanding shares), and subject to the satisfaction of certain additional conditions, Acquisition Sub will be merged with and into Triangle, and Triangle will become a wholly-owned subsidiary of Gilead.

  In order to induce Gilead to enter into the Merger Agreement, certain of Triangle's directors and executive officers and certain additional stockholders of Triangle collectively owning approximately 41.06% of the outstanding shares of Triangle common stock have entered into stockholder agreements with Gilead and Acquisition Sub pursuant to which they have agreed, in their respective capacities as stockholders of Triangle, to tender all of their shares of Triangle common stock, as well as any additional shares of Triangle common stock which they may acquire (pursuant to Triangle stock options or otherwise), to Acquisition Sub in the Offer (the "Stockholder Agreements"). The parties to certain of the Stockholder Agreements have also agreed to vote all of their shares of Triangle common stock in favor of the Merger, the execution and delivery by Triangle of the Merger Agreement and the adoption and approval of the Merger Agreement. The Stockholder Agreements provide that they terminate upon any termination of the Merger Agreement.

  The following stockholders of Triangle have entered into Stockholder Agreements with Gilead and Acquisition Sub: Forward Ventures II, L.P.; Forward Ventures III, L.P.; Forward Ventures IV, L.P.; George McFadden; Trust U/W Alexander B. McFadden Deceased, Mellon Bank, N.A., Alexander Cushing and George McFadden, Trustees; Q-Finance, Inc.; Venrock Associates; Venrock Associates II, L.P.; and Warburg Pincus Private Equity VIII, L.P., Bijou Trust U/A 3/11/86 c.o. McFadden Trustee f/b/o Piers Moreton Trust; Anthony B. Evnin; Standish M. Fleming; Fleming Family Trust; Fleming Family Children's Trust; Forward II Associates, L.P.; Forward Ventures IV B, L.P.; GEM Trust U/A/ 3/4/83 c.o. McFadden Trustees f/b/o/ Georgiana Moreton Trust; George & Leslie Taylor McFadden Trustees, U/A dated 9/22/71 f/b/o Elizabeth Cutting McFadden Trust; Dennis Gillings, Ph.D; Grabowski Associates Pension Plan; Henry G. Grabowski, Ph.D.; Stewart J. Hen; Jonathan S. Leff; Carol McFadden; Wilhemina Josephine McFadden 1995 Trust dated Nov. 6, 1995 between George McFadden, as donor, and David R. Hamilton, as Trustee; and Daniel G. Welch.

CUSIP No. 89589H104	Page 6 of 11 Pages

  The description contained in this Item 4 of the transactions contemplated by the Merger Agreement and the Stockholder Agreements is qualified in its entirety by reference to the full texts of the Merger Agreement and the Stockholder Agreements, copies of which are incorporated by reference in this Schedule 13D—see Exhibits 2.1, 2.2 and 2.3.

  (c)    Not applicable.

  (d)    The Merger Agreement provides that effective upon the acceptance by Acquisition Sub of any shares of Triangle common stock for payment pursuant to the Offer (the "Acceptance Date"), Gilead will be entitled to designate the number of directors, rounded up to the next whole number, on Triangle's board of directors equal to the product of: (1) the total number of directors on Triangle's board of directors (giving effect to the election of any additional directors under the Merger Agreement); and (2) a fraction having a numerator equal to the aggregate number of shares of Triangle common stock then beneficially owned by Gilead or Acquisition Sub (including all shares of Triangle common stock accepted for payment pursuant to the Offer) and having a denominator equal to the total number of shares of Triangle common stock then outstanding. After the Acceptance Date, at Gilead's request, Triangle will use its reasonable best efforts to take all actions (including, to the extent necessary, obtaining resignations of incumbent directors and increasing the number of authorized directors) necessary to cause Gilead's designees to be elected or appointed to Triangle's board of directors. If the Merger is consummated, Triangle will become a wholly-owned subsidiary of Gilead, and Gilead will have the sole right to determine the size and membership of Triangle's board of directors.

  (e)    The Merger Agreement prohibits Triangle from issuing securities, disposing of securities or changing its capitalization, except under limited circumstances set forth therein. Upon consummation of the Merger, the number of outstanding shares of Triangle common stock will be adjusted as contemplated by the Merger Agreement. The Merger Agreement further prohibits Triangle from declaring, accruing, setting aside or paying any dividend or making any other distribution in respect of any shares of capital stock, or repurchasing, redeeming or otherwise reacquiring any shares of capital stock or other securities. Upon consummation of the Merger, Triangle will become a wholly-owned subsidiary of Gilead, and will cease to be a reporting company under the Exchange Act.

  (f)    Upon consummation of the Merger, Triangle will become a wholly-owned subsidiary of Gilead.

  (g)    The Merger Agreement contains provisions that limit the ability of Triangle to engage in a transaction that would entail a change of control of Triangle during the pendency of the Merger Agreement.

  (h)    Upon consummation of the Merger, Triangle common stock will cease to be quoted on any quotation system or exchange.

  (i)    Upon consummation of the Merger, Triangle common stock will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act.

  (j)    Other than as described above, neither Gilead nor Acquisition Sub currently has any plan or proposal which relates to, or may result in, any of the matters listed in Items 4(a) - (i) of Schedule 13D (although each of Gilead and Acquisition Sub reserves the right to develop such plans).

CUSIP No. 89589H104	Page 7 of 11 Pages

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER

  (a)-(b)    As described in Item 4(a)-(b) of this Schedule 13-D, as a result of the Stockholder Agreements, Gilead and Acquisition Sub have the shared power to dispose of 31,574,469 shares of Triangle common stock, representing approximately 41.06% of the outstanding common stock of Triangle as of December 3, 2002. In addition, as a result of certain of the Stockholder Agreements, Gilead and Acquisition Sub have the shared power to vote 30,906,949 shares of Triangle common stock, representing approximately 40.19% of the outstanding common stock of Triangle as of December 3, 2002, with respect to certain matters relating to the Acquisition as set forth in such Stockholder Agreements (collectively, the "Subject Shares").

  The description contained in this Item 5 of the transactions contemplated by the Stockholder Agreements is qualified in its entirety by reference to the full text of the Stockholder Agreements, copies of which are incorporated by reference in this Schedule 13D as Exhibit 2.2 and Exhibit 2.3, respectively.

  Schedule I-A to this Schedule 13D sets forth the names, addresses, employers and citizenship of the executive officers and directors of Gilead, and Schedule I-B to this Schedule 13D sets forth the names, addresses, employers and citizenship of the executive officers and directors of Acquisition Sub. Schedule II to this Schedule 13D sets forth, to the best of Gilead's and Acquisition Sub's knowledge, the following information for those persons with whom Gilead and Acquisition Sub share the power to vote or to direct the vote or to dispose or to direct the disposition of the Subject Shares: (i) if such person is a natural person, the name, address, principal occupation and employer, and citizenship of such person; (ii) if such person is a trust or pension plan, the name, address and principal occupation and employer, and the citizenship of the natural person controlling such trust or pension plan; (iii) if such person is a general partnership or limited partnership, each partner of such partnership, each partner who is denominated as a general partner or who functions as a general partner of such limited partnership, and the names, addresses, employers and citizenship of each natural person controlling such partner; (iv) and if such person is a corporation, the names, addresses, employers and citizenship of the executive officers and directors of such corporation.

  Except as set forth in this Schedule 13-D, no shares of Triangle common stock are beneficially owned by Gilead or Acquisition Sub or, to the knowledge of Gilead and Acquisition Sub, any person listed on Schedule I-A or Schedule I-B to this Schedule 13D.

  During the past five years, to the knowledge of Gilead and Acquisition Sub, no person listed on Schedule I-A, Schedule I-B or Schedule II to this Schedule 13D has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

  During the past five years, to the knowledge of Gilead and Acquisition Sub, no person listed on Schedule I-A, Schedule I-B or Schedule II to this Schedule 13D has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction as a result of which such person was or is subject to a judgment, decree or final order enjoining future violations of or prohibiting or mandating activity subject to federal or state securities laws or finding any violation with respect to such laws.

  (c)    Neither Gilead nor Acquisition Sub, nor to the knowledge of Gilead and Acquisition Sub any person named in Schedule I-A, Schedule I-B or Schedule II to this Schedule 13D, has affected any transaction in Triangle common stock during the past 60 days, except as disclosed herein.

CUSIP No. 89589H104	Page 8 of 11 Pages

  (d)    Not applicable.

  (e)    Not applicable.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

  Other than as described in Item 4 above, neither Gilead nor Acquisition Sub is a party to any contracts, arrangements, understandings or relationships (legal or otherwise) with respect to any securities of Triangle, including but not limited to transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

CUSIP No. 89589H104	Page 9 of 11 Pages

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and Triangle Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Gilead Sciences, Inc. on December 10, 2002).
2.2	Form of Stockholder Agreement (without voting provisions)(incorporated by reference to Exhibit 2.2 of the Form 8-K filed by Gilead Sciences, Inc. on December 10, 2002).
2.3	Form of Voting and Proxy Agreement (with voting provisions)(incorporated by reference to Exhibit 2.3 of the Form 8-K filed by Gilead Sciences, Inc. on December 10, 2002).

CUSIP No. 89589H104	Page 10 of 11 Pages

SIGNATURE

        After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

        Date:    December 13, 2002

GILEAD SCIENCES, INC

/s/ JOHN F. MILLIGAN John F. Milligan Senior Vice President and Chief Financial Officer

CUSIP No. 89589H104	Page 11 of 11 Pages

Joint Filing Statement

        Pursuant to Rule 13d-1(k)(1), we, the undersigned, hereby express our agreement that the attached Schedule 13D is filed on our behalf.

        Date: December 13, 2002

SIMBOLO ACQUISITION SUB, INC.

/s/ JOHN F. MILLIGAN John F. Milligan, President

SCHEDULE I-A

EXECUTIVE OFFICERS AND DIRECTORS OF GILEAD

Name and Title	Employer	Address
John C. Martin, Ph.D. Director, President and Chief Executive Officer	Gilead Sciences, Inc.	333, Lakeside Drive, Foster City, CA 94404
Norbert W. Bischofberger Executive Vice President, Research and Development	Gilead Sciences, Inc.	333, Lakeside Drive, Foster City, CA 94404
Mark L. Perry Executive Vice President, Operations	Gilead Sciences, Inc.	333, Lakeside Drive, Foster City, CA 94404
John F. Milligan Senior Vice President and Chief Financial Officer	Gilead Sciences, Inc.	333, Lakeside Drive, Foster City, CA 94404
Mike Inouye Senior Vice President, Sales and Marketing	Gilead Sciences, Inc.	333, Lakeside Drive, Foster City, CA 94404
William Lee, Ph.D. Senior Vice President, Research and Pharmaceutical Development	Gilead Sciences, Inc.	333, Lakeside Drive, Foster City, CA 94404
Paul Berg Director	Cahill Professor, Department of Biochemistry, Stanford University School of Medicine	c/o Gilead Sciences, Inc., 333, Lakeside Drive, Foster City, CA 94404
James M. Denny Chairman of the Board	Chairman of the Board of Directors of Gilead	c/o Gilead Sciences, Inc., 333, Lakeside Drive, Foster City, CA 94404
Etienne F. Davignon Director	Vice Chairman, Société Générale de Belgique	c/o Gilead Sciences, Inc., 333, Lakeside Drive, Foster City, CA 94404
Cordell W. Hull Director	Co-founder, Chairman and Chief Executive Officer, InfrastructureWorld, Inc.	c/o Gilead Sciences, Inc., 333, Lakeside Drive, Foster City, CA 94404
Gordon E. Moore Director	Chairman Emeritus, Intel Corporation	c/o Gilead Sciences, Inc., 333, Lakeside Drive, Foster City, CA 94404
George P. Shultz Director	Distinguished Fellow, Hoover Institution, Stanford University	c/o Gilead Sciences, Inc., 333, Lakeside Drive, Foster City, CA 94404
Gayle E. Wilson Director	Director of Chela Financial, Inc. and the Ralph M. Parsons Foundation	c/o Gilead Sciences, Inc., 333, Lakeside Drive, Foster City, CA 94404

SCHEDULE I-B

EXECUTIVE OFFICERS AND DIRECTORS OF ACQUISITION SUB

Name and Title	Employer	Address
John F. Milligan President	Gilead Sciences, Inc.	333, Lakeside Drive, Foster City, CA 94404
Mike Aguiar Director and Chief Financial Officer	Gilead Sciences, Inc.	333, Lakeside Drive, Foster City, CA 94404
Gregg Alton Director and Secretary	Gilead Sciences, Inc.	333, Lakeside Drive, Foster City, CA 94404

SCHEDULE II

PERSONS WITH WHOM GILEAD AND ACQUISITION
SUB SHARE VOTING AND DISPOSITIVE POWER

(i)    Natural Persons

Name and Occupation	Employer	Address
George McFadden General Partner, McFadden Brothers	McFadden Brothers	c/o Triangle Pharmaceuticals, Inc. 4 University Place 4611 University Drive Durham, North Carolina 27707
Anthony B. Evnin General Partner, Venrock Associates and Venrock Associates II, L.P.	Venrock Associates and Venrock Associates II, L.P.	30 Rockefeller Plaza, Room 5508 New York, NY 10112 -or- 2494 Sand Hill Road, Suite 200 Menlo Park, CA 94025
Standish M. Fleming General Partner, Forward Ventures	Forward Ventures	10975 Torreyana Road, Suite 230, San Diego, CA 92121
Dennis Gillings, Ph.D Chairman of the Board of Directors of Quintiles Transnational Corp.	Quintiles Transnational Corp.	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
Henry G. Grabowski, Ph.D. Professor, Duke University	Duke University	c/o Triangle Pharmaceuticals, Inc. 4 University Place 4611 University Drive Durham, North Carolina 27707
Stewart J. Hen Vice-President, Warburg Pincus LLC	Warburg Pincus LLC	c/o Warburg Pincus LLC 466 Lexington Avenue, New York, New York 10017
Jonathan S. Leff Managing Director, Warburg Pincus	Warburg Pincus	c/o Warburg Pincus 466 Lexington Avenue, New York, New York 10017
Carol McFadden	N/A	c/o Triangle Pharmaceuticals, Inc. 4 University Place 4611 University Drive Durham, North Carolina 27707
Daniel G. Welch Chief Executive Officer, Triangle Pharmaceuticals, Inc.	Triangle Pharmaceuticals, Inc.	c/o Triangle Pharmaceuticals, Inc. 4 University Place 4611 University Drive Durham, North Carolina 27707

(ii)  Trusts and Pension Plans

Trust or Plan	Trustee or Controlling Person	Occupation and Employer	Address
Trust U/W Alexander B. McFadden Deceased, Mellon Bank, N.A., Alexander Cushing and George McFadden, Trustees	George McFadden	General Partner, McFadden Brothers	c/o Triangle Pharmaceuticals, Inc. 4 University Place 4611 University Drive Durham, North Carolina 27707
Bijou Trust U/A 3/11/86 c.o. McFadden Trustee f/b/o Piers Moreton Trust	George McFadden	General Partner, McFadden Brothers	c/o Triangle Pharmaceuticals, Inc. 4 University Place 4611 University Drive Durham, North Carolina 27707
Fleming Family Trust	Standish M.Fleming	General Partner, Forward Ventures	c/o Forward Ventures 10975 Torreyana Road, Suite 230, San Diego, CA 92121
Fleming Family Children's Trust	Standish M.Fleming	General Partner, Forward Ventures	c/o Forward Ventures 10975 Torreyana Road, Suite 230, San Diego, CA 92121
GEM Trust U/A/ 3/4/83 c.o. McFadden Trustees f/b/o/ Georgiana Moreton Trust	George McFadden	General Partner, McFadden Brothers	c/o Triangle Pharmaceuticals, Inc. 4 University Place 4611 University Drive Durham, North Carolina 27707
George & Leslie Taylor McFadden Trustees, U/A dated 9/22/71 f/b/o Elizabeth Cutting McFadden Trust	George McFadden	General Partner, McFadden Brothers	c/o Triangle Pharmaceuticals, Inc. 4 University Place 4611 University Drive Durham, North Carolina 27707
Grabowski Associates Pension Plan	Henry J. Grabowski	Professor, Duke University	c/o Triangle Pharmaceuticals, Inc. 4 University Place 4611 University Drive Durham, North Carolina 27707
Wilhemina Josephine McFadden 1995 Trust dated Nov. 6, 1995 between George McFadden, as donor, and David R. Hamilton, as Trustee	George McFadden	General Partner, McFadden Brothers	c/o Triangle Pharmaceuticals, Inc. 4 University Place 4611 University Drive Durham, North Carolina 27707

(iii) Partnerships and Limited Partnerships

Forward II Associates, L.P., Forward Ventures II, L.P., Forward Ventures III, L.P., Forward Ventures IV, L.P., and Forward Ventures IV B, L.P.

Mr. Standish M. Fleming and Dr. Ivor Royston are (a) the general partners of Forward II Associates, L.P., which is the general partner of Forward Ventures II, L.P., and (b) the managing members of Forward III Associates, L.L.C., which is the general partner of Forward Ventures III, L.P., and Standish Fleming is a managing member of Forward IV Associates, L.L.C., which is the general partner of Forward Ventures IV, L.P. and Forward Ventures IV B, L.P. Mr. Fleming and Dr. Royston are both U.S. citizens.

Set forth below is the principal occupation, the employer, and the address for each of Mr. Fleming and Dr. Royston:

Occupation	Employer	Address
Standish M. Fleming General Partner, Forward Ventures	Forward Ventures	10975 Torreyana Road, Suite 230, San Diego, CA 92121
Ivor Royston President, Sidney Kimmel Cancer Center	Sidney Kimmel Cancer Center	Science Park Road, Suite 200 San Diego, CA 92121

Venrock Associates and Venrock Associates II, L.P.

The following individuals are the general partners of Venrock Associates and Venrock Associates II, L.P., all of whom are citizens of the United States: Anthony B. Evnin, David R. Hathaway, Patrick F. Latterell, Ted H. McCourtney, Ray A. Rothrock, Kimberley A. Rummelsburg, and Anthony Sun. The principal occupation, employer and address for each of these individuals is: General Partner, Venrock Associates and Venrock Associates II, L.P., 30 Rockefeller Plaza, Room 5508, New York, NY 10112 or 2494 Sand Hill Road, Suite 200, Menlo Park, CA 94025.

Warburg Pincus Private Equity VIII, L.P.

The sole general partner of Warburg Pincus Private Equity VIII, L.P. ("WP VIII") is Warburg, Pincus & Co., ("WP"). Warburg Pincus, LLC ("WP LLC") manages WP VIII. Lionel I. Pincus is the managing partner of WP and the managing member of WP LLC. The principal occupation, the employer, and the address for each of the general partners of WP is set forth below.

Set forth below is the name, position and present principal occupation of each of the general partners of WP. The business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and each of such persons is a citizen of the United States:

Name	Present Principal Occupation, in addition to positions with WP, WP VIII and WP LLC
Joel Ackerman	Partner of WP and Member and Managing Director of WP LLC
Gregory Back	Partner of WP and Member and Managing Director of WP LLC
David Barr	Partner of WP and Member and Managing Director of WP LLC
Harold Brown	Partner of WP and Member and Managing Director of WP LLC
Sean D. Carney	Partner of WP and Member and Managing Director of WP LLC
Timothy J. Curt	Partner of WP and Member and Managing Director of WP LLC
W. Bowman Cutter	Partner of WP and Member and Managing Director of WP LLC
Cary J. Davis	Partner of WP and Member and Managing Director of WP LLC
Stephen Distler	Partner of WP and Member and Managing Director of WP LLC
Stewart K. P. Gross	Partner of WP and Member and Senior Managing Director of WP LLC
Patrick T. Hackett	Partner of WP and Member and Managing Director of WP LLC

Jeffrey A. Harris	Partner of WP and Member and Senior Managing Director of WP LLC
William H. Janeway	Partner of WP and Member and Vice Chairman of WP LLC
Charles R. Kaye	Partner of WP and Member and Executive Managing Director of WP LLC
Henry Kressel	Partner of WP and Member and Senior Managing Director of WP LLC
Joseph P. Landy	Partner of WP and Member and Executive Managing Director of WP LLC
Sidney Lapidus	Partner of WP and Member and Managing Director of WP LLC
Kewsong Lee	Partner of WP and Member and Managing Director of WP LLC
Jonathan S. Leff	Partner of WP and Member and Managing Director of WP LLC
Reuben S. Leibowitz	Partner of WP and Member and Managing Director of WP LLC
David E. Libowitz	Partner of WP and Member and Managing Director of WP LLC
Nancy Martin	Partner of WP and Member and Managing Director of WP LLC
Edward J. McKinley	Partner of WP and Member and Managing Director of WP LLC
Rodman W. Moorhead III	Partner of WP and Member and Managing Director of WP LLC
James Neary	Partner of WP and Member and Managing Director of WP LLC
Howard H. Newman	Partner of WP and Member and Vice Chairman of WP LLC
Gary D. Nusbaum	Partner of WP and Member and Managing Director of WP LLC
Dalip Pathak	Partner of WP and Member and Managing Director of WP LLC
Lionel I. Pincus Managing	Partner of WP and Managing Member, Chairman of the Board and Chief Executive Officer of WP LLC
John D. Santoleri	Partner of WP and Member and Managing Director of WP LLC
Steven G. Schneider	Partner of WP and Member and Managing Director of WP LLC
Barry Taylor	Partner of WP and Member and Managing Director of WP LLC
John L. Vogelstein	Partner of WP and Member, and President of WP LLC
Elizabeth H. Weatherman	Partner of WP and Member and Managing Director of WP LLC
David Wenstrup	Partner of WP and Member and Managing Director of WP LLC
Pincus & Co.	New York limited partnership; primary activity is ownership interest in WP and WP LLC

NL & Co.	New York limited partnership; primary activity is ownership interest in WP

Set forth below is the name, position and present principal occupation of each of the members of WP LLC. The business address of each of such persons is 466 Lexington Avenue, New York, New York 10017, and except as indicated, each of such persons is a citizen of the United States:

Name	Present Principal Occupation, in addition to positions with WP, WP VIII and WP LLC
Joel Ackerman	Member and Managing Director of WP LLC; Partner of WP
Gregory Back	Member and Managing Director of WP LLC; Partner of WP
David Barr	Member and Managing Director of WP LLC; Partner of WP
Frank M. Brochin (1)	Member and Managing Director of WP LLC
Harold Brown	Member and Managing Director of WP LLC; Partner of WP
Sean D. Carney	Member and Managing Director of WP LLC; Partner of WP
Timothy J. Curt	Member and Managing Director of WP LLC; Partner of WP
W. Bowman Cutter	Member and Managing Director of WP LLC; Partner of WP
Cary J. Davis	Member and Managing Director of WP LLC; Partner of WP
Stephen Distler	Member and Managing Director of WP LLC; Partner of WP
Tetsuya Fukagawa (2)	Member and Managing Director of WP LLC
Makoto Fukuhara (2)	Member and Managing Director of WP LLC
Stewart K. P. Gross	Member and Senior Managing Director of WP LLC; Partner of WP
Alf Grunwald (3)	Member and Managing Director of WP LLC
Patrick T. Hackett	Member and Managing Director of WP LLC; Partner of WP
Jeffrey A. Harris	Member and Senior Managing Director of WP LLC; Partner of WP
SungJin Hwang (4)	Member and Managing Director of WP LLC
Roberto Italia (5)	Member and Managing Director of WP LLC
William H. Janeway	Member and Vice Chairman of WP LLC; Partner of WP
Charles R. Kaye	Member and Executive Managing Director of WP LLC; Partner of WP
Rajesh Khanna (6)	Member and Managing Director of WP LLC
Henry Kressel	Member and Senior Managing Director of WP LLC; Partner of WP
Rajiv B. Lall (6)	Member and Managing Director of WP LLC
Joseph P. Landy	Member and Executive Managing Director of WP LLC; Partner of WP
Sidney Lapidus	Member and Managing Director of WP LLC; Partner of WP
Kewsong Lee	Member and Managing Director of WP LLC; Partner of WP

Jonathan S. Leff	Member and Managing Director of WP LLC; Partner of WP
Reuben S. Leibowitz	Member and Managing Director of WP LLC; Partner of WP
David E. Libowitz	Member and Managing Director of WP LLC; Partner of WP
Nicholas J. Lowcock (7)	Member and Managing Director of WP LLC
John W. MacIntosh (8)	Member and Managing Director of WP LLC
Nancy Martin	Member and Managing Director of WP LLC; Partner of WP
Edward J. McKinley	Member and Managing Director of WP LLC; Partner of WP
Rodman W. Moorhead III	Member and Managing Director of WP LLC; Partner of WP
James Neary	Member and Managing Director of WP LLC; Partner of WP
Howard H. Newman	Member and Vice Chairman of WP LLC; Partner of WP
Gary D. Nusbaum	Member and Managing Director of WP LLC; Partner of WP
Dalip Pathak	Member and Managing Director of WP LLC; Partner of WP
Lionel I. Pincus Managing	Member, Chairman of the Board and Chief Executive Officer of WP LLC; Managing Partner of WP
Pulak Chandan Prasad (6)	Member and Managing Director of WP LLC
John D. Santoleri	Member and Managing Director of WP LLC; Partner of WP
Steven G. Schneider	Member and Managing Director of WP LLC; Partner of WP
Melchior Stahl (3)	Member and Managing Director of WP LLC
Chang Q. Sun (9)	Member and Managing Director of WP LLC
Barry Taylor	Member and Managing Director of WP LLC, Partner of WP
John L. Vogelstein	Member and President of WP LLC; Partner of WP
Elizabeth H. Weatherman	Member and Managing Director of WP LLC; Partner of WP
David Wenstrup	Member and Managing Director of WP LLC; Partner of WP
Jeremy S. Young (7)	Member and Managing Director of WP LLC
Pincus & Co.	New York limited partnership; primary activity is ownership interest in WP and WP LLC

(1)
Citizen of France

(2)
Citizen of Japan

(3)
Citizen of Germany

(4)
Citizen of Korea

(5)
Citizen of Italy

(6)
Citizen of India

(7)
Citizen of United Kingdom

(8)
Citizen of Canada

(9)
Citizen of China

(iv)  Corporations

Q-Finance, Inc.

Q-Finance, Inc., is a subsidiary of Quintiles Transnational Corp. ("Quintiles"). The principal occupation, the employer, and the address for each of the executive officers and directors of Quintiles are set forth below.

Name and Occupation	Employer	Address
Dennis B. Gillings, Ph.D. Chairman of the Board of Directors of Quintiles	Quintiles	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
Pamela J. Kirby, Ph.D. Chief Executive Officer and Director of Quintiles	Quintiles	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
James L. Bierman Executive Vice-President and Chief Financial Officer of Quintiles	Quintiles	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
John S. Russell Executive Vice President, General Counsel and Head Global Human Resources of Quintiles	Quintiles	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
Robert C. Bishop, Ph.D. Chairman of the Board and Chief Executive Officer for AutoImmune Inc., and Director of Quintiles	AutoImmune Inc.	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
Vaughn D. Bryson President, Life Science Advisors, LLC, and Director of Quintiles	Life Science Advisors, LLC	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
Arthur M. Pappas Chairman and Chief Executive Officer of A. M. Pappas & Associates, LLC, and Director of Quintiles	A. M. Pappas & Associates, LLC	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703

Eric J. Topol, M.D. Provost and Chief Academic Officer of The Cleveland Clinic Foundation, and Director of Quintiles	The Cleveland Clinic Foundation	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
Chester W. Douglass, DMD,Ph.D. Professor, Harvard University, and Director of Quintiles	Harvard University	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
E.G.F. Brown Director of Quintiles	Quintiles	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
Jim D. Kever Principal, Voyent Partners, LLC, and Director of Quintiles	Voyent Partners, LLC	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703
Virginia V. Weldon, M.D. Director of Quintiles	Quintiles	c/o Quintiles Transnational Corp. 4709 Creekstone Dr., Suite 200 Durham, NC 27703

EXHIBITS

Exhibit No.	Description
2.1	Agreement and Plan of Merger, dated as of December 3, 2002, by and among Gilead Sciences, Inc., Simbolo Acquisition Sub, Inc. and Triangle Pharmaceuticals, Inc. (incorporated by reference to Exhibit 2.1 of the Form 8-K filed by Gilead Sciences, Inc. on December 10, 2002).
2.2	Form of Stockholder Agreement (without voting provisions)(incorporated by reference to Exhibit 2.2 of the Form 8-K filed by Gilead Sciences, Inc. on December 10, 2002).
2.3	Form of Voting and Proxy Agreement (with voting provisions)(incorporated by reference to Exhibit 2.3 of the Form 8-K filed by Gilead Sciences, Inc. on December 10, 2002).

QuickLinks

SIGNATURE
Joint Filing Statement
SCHEDULE I-A EXECUTIVE OFFICERS AND DIRECTORS OF GILEAD
SCHEDULE I-B EXECUTIVE OFFICERS AND DIRECTORS OF ACQUISITION SUB
SCHEDULE II PERSONS WITH WHOM GILEAD AND ACQUISITION SUB SHARE VOTING AND DISPOSITIVE POWER
EXHIBITS